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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing
                                       of
                Form 10-K for Fiscal Year Ended December 31, 2002

                           COMMISSION FILE NO. 0-16018

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           -----------------------------------------------------------

Part I.           REGISTRANT INFORMATION.

                             ABINGTON BANCORP, INC.
                            (Full Name of Registrant)

                          97 LIBBEY PARKWAY, SUITE 400
                     (Address of Principal Executive Office)

                               WEYMOUTH, MA 02189
                           (City, State and Zip Code)

Part II.          RULES 12b-25(b) AND (c).

                  We seek relief under Rule 12b-25(b) and state as follows:

         (a) The reasons for the late filing of our Annual Report on Form 10-K, that are described in Part III of this form, could not have been eliminated without unreasonable effort or expense; and

         (b) The Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

Part III.         NARRATIVE.

                  During an internal review by its accounting department, the Company recently determined that underlying prepayment assumptions used in the calculation of net interest margins in 2002 did not adequately reflect the actual prepayment rates of certain of the mortgage backed securities (MBS) in its portfolio. The extreme level of prepayments in the current rate environment has shortened the schedule for amortizing the premiums paid for certain of these securities; this shortened amortization schedule has had a negative impact on the yield on these securities. During this review, the
                  Company also determined that certain payments received on a portion of its MBS
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                  portfolio were not properly applied. The Company is in the process of correcting these assumptions and related accounting issues.

Part IV.          OTHER INFORMATION.

         (1) Name and telephone number of person to contact in regard to this notification:

                  Robert M. Lallo        (781)                 682-6903
                  (Name)              (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

                  (X) Yes                              ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                  (  ) Yes                             (X) No



                                      * * *

         Abington Bancorp, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: April 1, 2003                     By: /s/ ROBERT M. LALLO
                                            --------------------------------
                                              Robert M. Lallo
                                              Chief Financial Officer

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